ITEM 77H
On August 25, 2014, Arrowpoint Asset Management LLC ("Arrowpoint") agreed to acquire additional units in Destra Capital Management LLC ("Destra"), the parent company of the Advisor. As a result, Arrowpoint and its affiliates will own in the aggregate approximately 79% of Destra following the consummation of this transaction. The closing of the transaction is subject to certain conditions, including among others, approval of new investment management agreements and new sub-advisory agreements by the Boards and the shareholders of the Funds. Such approvals were obtained on November 6, 2014. The transaction closed on November 20, 2014 resulting in a new Investment Management Agreement and Investments Sub-Advisory Agreements. Please see the Board Considerations Regarding the Approval of the Investment Management Agreement and Investment Sub-Advisory Agreements (unaudited) and the Shareholder Meeting Results (unaudited) sections in this report for additional information.